UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment no. 6)*

MORPHOSYS AG

(Name of Subject Company (Issuer))

NOVARTIS BIDCO GERMANY AG

an indirect wholly owned subsidiary of

NOVARTIS AG

(Name of Filing Persons (Offerors))

Ordinary Shares, no Par Value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Karen L. Hale
Chief Legal Officer
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
Fax: +41-61-324-7826

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Jenny Hochenberg Freshfields Bruckhaus Deringer US LLP 601 Lexington Ave. New York, NY 10022 Telephone: +1 646 863-1626	Doug Smith Freshfields Bruckhaus Deringer LLP 100 Bishopsgate London EC2P 2SR United Kingdom +44 20 7936 4000

October 15, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo Germany AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 37,716,423
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 37,716,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,716,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 100.00%(1)

14.	Type of Reporting Person (See Instructions) CO

(1) The calculation of the foregoing percentage is based on 37,716,423 outstanding bearer shares (“Shares”) with no-par value (and including Shares held in treasury) of MorphoSys AG (the “Issuer”).

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CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis BidCo AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 37,716,423
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 37,716,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,716,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 100.00%(2)

14.	Type of Reporting Person (See Instructions) CO

(2) The calculation of the foregoing percentage is based on 37,716,423 outstanding Shares (and including Shares held in treasury).

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CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis Pharma AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 37,716,423
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 37,716,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,716,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 100.00%(3)

14.	Type of Reporting Person (See Instructions) CO

(3) The calculation of the foregoing percentage is based on 37,716,423 outstanding Shares (and including Shares held in treasury).

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CUSIP No. 617760202	SCHEDULE 13D

1.	Names of Reporting Person Novartis AG I.R.S. Identification No. of above person (entities only)

2.	Check the Appropriate Box if a Member of a Group			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each		8.	Shared Voting Power 37,716,423
Reporting
Person With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 37,716,423

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,716,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐

13.	Percent of Class Represented by Amount in Row (11) 100.00%(4)

14.	Type of Reporting Person (See Instructions) CO

(4) The calculation of the foregoing percentage is based on 37,716,423 outstanding Shares (and including Shares held in treasury).

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Explanatory Note

This Amendment No. 6 (the “Amendment No. 6”) amends the statement on Schedule 13D originally filed by the Reporting Persons on April 18, 2024. The Items below amend the information disclosed under the corresponding Item of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended by supplementing it with the following:

On October 15, 2024, the Purchaser acquired 2,108,003 Shares as a result of the merger squeeze-out (as defined below) for an aggregate price of EUR 68.00.

Item 4. Purpose of the Transaction

The section entitled “Squeeze-out under stock corporation law, merger squeeze-out under transformation law” of Item 4 of the Schedule 13D is hereby amended by supplementing it with the following new paragraph:

The Purchaser has acquired more than 90% of the Shares enabling it to effect a merger squeeze-out (as defined below) under German law. On August 27, 2024, the Issuer announced that its shareholders approved all resolutions proposed by the Issuer’s Management Board and Supervisory Board at its 2024 Annual General Meeting. This included the transfer of the Issuer’s minority shareholders’ shares to Novartis BidCo Germany AG, a subsidiary of the Purchaser, against a cash compensation of €68.00 per share (the “merger squeeze-out”). The merger squeeze-out is effective as of October 15, 2024, following the transfer resolution and merger having been registered in the commercial register of the Issuer, and the merger has also having been registered in the commercial register of Novartis BidCo Germany AG.

Item 5. Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) and (b)—The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. The Purchaser is the direct beneficial owner of 37,716,423 Shares as of 9:00 a.m. New York time on October 15, 2024, representing 100.00% of all Shares (including Shares represented by ADSs and Shares held in treasury).

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Item 2 hereof has beneficial ownership of any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(c)—None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Item 2 hereof, has engaged in any transaction during the past 60 days in, any Shares, except as set forth on Schedule B or otherwise described in this Schedule 13D.

(d)— Except as described in this Schedule 13D, to the knowledge of the Reporting Persons, none of the Reporting Persons nor any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein.

(e)—Not applicable.

Schedule B

On October 15, 2024, the Purchaser acquired a total of 2,108,003 Shares as a result of the merger squeeze-out for an aggregate price of EUR 68.00.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 17, 2024

Novartis BidCo Germany AG

By:	/s/ Jan-Hendrik Petersen
	Name:	Jan-Hendrik Petersen
	Title:	As Authorized Signatory

Novartis BidCo AG

By:	/s/ Daniel Weiss		/s/ Bertrand Bugnon
	Name:	Daniel Weiss	Name:	Bertrand Bugnon
	Title:	As Authorized Signatory	Title:	As Authorized Signatory

Novartis Pharma AG

By:	/s/ Lukas Foertsch		/s/ Christian Rehm
	Name:	Lukas Foertsch	Name:	Christian Rehm
	Title:	As Authorized Signatory	Title:	As Authorized Signatory

Novartis AG

By:	/s/ David Quartner		/s/ Tariq ElRafie
	Name:	David Quartner	Name:	Tariq ElRafie
	Title:	As Attorney	Title:	As Attorney

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